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                                                                    Exhibit 99.1


                              THE MERGER AGREEMENT

GENERAL; EFFECTIVE TIME

     The Merger Agreement provides for the merger of Acquisition Sub with and into the BOX. As a result of the Merger, the separate corporate existence of Acquisition Sub will cease and the BOX will be the Surviving Corporation. In the Merger, shareholders of BOX Common Stock will receive the consideration described below and shareholders of BOX Preferred Stock will retain such shares. The Merger will become effective upon the filing of Articles of Merger with the Secretary of State of the State of Florida. Such filing is anticipated to take place as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement have been satisfied or, where permissible, waived. The following description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement which is incorporated by reference herein and a copy of which (exclusive of exhibits and schedules) is included in this Proxy Statement/Prospectus as Appendix I.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     General. Upon consummation of the Merger, (a) each share of BOX Common Stock outstanding immediately prior to the Merger (other than shares held directly or indirectly by the BOX and shares held by holders who elect appraisal rights with respect to their shares in accordance with applicable law) will be converted into the right to receive (i) a fraction of a share of Music Series A Preferred Stock equal to the quotient (rounded to the nearest hundredth) of $1.50 divided by three times the average of the average daily closing bid and asked prices of one share of Series A Common Stock for a period of 20 consecutive trading days ending on the third trading day prior to the Closing as reported on the Nasdaq SmallCap Market and (ii) cash in lieu of fractional shares of Music Series A Preferred Stock and (b) each share of Box Preferred Stock outstanding immediately prior to the Merger (other than shares used by holders who elect appraisal rights with respect to their shares in accordance with applicable law) will remain an outstanding share of the Surviving Corporation with all of the rights, privileges and preferences set forth in the BOX Charter and the FBCA. TCI Music has entered into discussions with the holder of all of the outstanding shares of BOX Preferred Stock to purchase such shares prior to the consummation of the Merger for cash in the amount of $2,500,000 (the equivalent of $1.50 per share), plus accrued but unpaid dividends. If the Merger had been consummated on November 10, 1997, based on a calculation of the average of the average daily closing bid and asked prices of one share of Series A Common Stock for a period of 20 consecutive trading days ending November 5, 1997 ($7.58), the Merger Conversion Ratio would be .07 of a share of Music Series A Preferred Stock for one share of BOX Common Stock. The foregoing example is for illustrative purposes only. The actual number of shares of TCI Music Preferred Stock into which the BOX Common Stock will be calculated will be based on the market price of the TCI Music Common Stock prior to the Merger and accordingly, the actual conversion ratio may be higher or lower than that presented in the example. See "The Merger Agreement -- Consideration to be Received in the Merger." Each share of Music Series A Preferred Stock will be convertible at the option of the holder initially into three shares of Series A Common Stock. Each share of Music Series A Preferred Stock will be entitled to vote on all matters submitted to a vote of the holders of the Series A Common Stock and to the number of votes equal to the number of shares of Series A Common Stock into which such share is convertible as of the Record Date for the matter to be voted upon. Each share of Series A Common Stock currently outstanding trades together with a TCI Right, which entitles the holder to require TCI to purchase from such holder one share of Series A Common Stock for $8.00, if prior to July 11, 1998, the price of one share of Series A Common Stock does not equal or exceed $8.00 per share for at least 20 consecutive trading days. If the TCI Rights have not terminated prior to July 11, 1997, they will become exercisable for a 30-day period following such date and will expire on the last day of such 30-day period unless extended by their terms. The market price of one share of Series A Common Stock, with reference to which the number of shares of Music Series A Preferred Stock to be issued in the Merger will be determined, includes the value, if any, ascribed by the market to a TCI Right. The shares of Series A Common Stock into which the shares of Music Series A Preferred Stock issuable in the Merger will be convertible will not have any such associated TCI Rights, and if conversion occurs prior to the termination or expiration of the TCI Rights, the Series A Common Stock without the TCI Rights received upon conversion will not be tradable

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on the Nasdaq SmallCap Market under the symbol "TUNE" with the Series A Common
Stock including the TCI Rights until the TCI Rights terminate or expire. See "THE MERGER -- Interests of Certain Persons in the Merger," "CONTROL BY TCI; ARRANGEMENTS BETWEEN TCI AND TCI MUSIC -- TCI Rights," "THE MERGER -- Opinion of Financial Advisor Retained by the BOX Board," "RISK FACTORS -- Termination of TCI Rights; Potential Decrease in Price of Series A Common Stock" and "-- Nasdaq Listing and Maintenance Requirements; Absence of Trading Market." For a description of the Music Series A Preferred Stock, see "DESCRIPTION OF TCI MUSIC CAPITAL STOCK -- Music Series A Preferred Stock" and the Certificate of Designations included as Appendix II to this Proxy Statement/Prospectus. For a summary of differences between the rights of holders of Music Series A Preferred Stock, BOX Common Stock and BOX Preferred Stock, see "COMPARISON OF SHAREHOLDERS' RIGHTS."

     Fractional shares of Music Series A Preferred Stock will not be issued in the Merger. Holders of BOX Common Stock otherwise entitled to a fractional share of Music Series A Preferred Stock will be paid cash in an appropriate amount based upon the value of Series A Common Stock as described above.

     As a condition to the Merger, the number of shares of BOX Common Stock authorized under the BOX Charter will be increased prior to the Merger from 40,000,000 shares to 100,000,000 shares pursuant to the Capitalization Amendment. Each share of common stock, par value $0.01 per share, of Acquisition Sub outstanding immediately prior to the Merger will be converted into and will thereafter evidence a number of shares of common stock of the Surviving Corporation equal to the quotient (rounded down to the nearest whole number) of the number of shares of BOX Common Stock outstanding immediately prior to the Merger divided by the number of shares of common stock of Acquisition Sub outstanding immediately prior to the Merger.

     Consideration to be Received by TCI Affiliates. As a holder of shares of BOX Common Stock, Liberty VJN, Inc., an indirect wholly-owned subsidiary of TCI, will receive Music Series A Preferred Stock in exchange for its shares of BOX Common Stock owned at the Effective Time, which will represent approximately 4.8% of the outstanding shares of TCI Music Series A Preferred Stock. Following the Merger, TCI will beneficially own approximately 4.8% of the outstanding shares of Music Series A Preferred Stock, 45.7% of the outstanding shares of Series A Common Stock and 100% of the outstanding shares of Series B Common Stock, which will collectively represent approximately 98.0% of the voting power of the outstanding shares of TCI Music Voting Stock. Following the Merger, TCI Music will also own all of the issued and outstanding shares of common stock of the Surviving Corporation, which will represent approximately 93.7% of the voting power of the outstanding shares of voting stock of the Surviving Corporation. TCI has entered into discussions with the holder of all of the outstanding shares of BOX Preferred Stock to purchase such shares prior to the Effective Time for cash in the aggregate amount of $2,500,000 (the equivalent of $1.50 per share), plus accrued but unpaid dividends. If such purchase is consummated prior to the Effective Time, the BOX will be a wholly-owned subsidiary of TCI Music immediately after the Effective Time. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TCI MUSIC AND THE BOX."

     Exchange of Shares. As soon as practicable after the Effective Time, transmittal forms will be mailed to each holder of record of shares of BOX Common Stock to be used in forwarding his or her certificates evidencing such shares for surrender and exchange for certificates evidencing the shares of Music Series A Preferred Stock represented thereby to which he or she has become entitled and, if applicable, cash in lieu of fractional shares of such Music Series A Preferred Stock. After receipt of such transmittal form, each holder of certificates formerly representing BOX Common Stock should surrender such certificates to The Bank of New York, as exchange agent (the "Exchange Agent"), and each such holder will receive in exchange therefor certificates evidencing the whole number of shares of Music Series A Preferred Stock represented thereby to which he or she is entitled and a check for any cash that may be payable in lieu of a fractional share of such Music Series A Preferred Stock. Such transmittal forms will be accompanied by instructions specifying other details of the exchange.

     SHAREHOLDERS OF BOX COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

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     SHAREHOLDERS OF BOX PREFERRED STOCK WILL NOT RECEIVE A TRANSMITTAL FORM AND
SHOULD NOT SEND IN THEIR CERTIFICATES BECAUSE THEIR SHARES WILL NOT BE EXCHANGED PURSUANT TO THE MERGER.

     After the Effective Time, each certificate evidencing shares of BOX Common Stock (other than certificates evidencing shares held directly or indirectly by the BOX (which will be canceled)), until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of shares of Music Series A Preferred Stock that the holder of such certificate is entitled to receive and the right to receive any cash payment in lieu of fractional shares of Music Series A Preferred Stock. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions, if any, payable by TCI Music until the certificate is surrendered. Subject to applicable laws, such dividends and distributions, if any, will be accumulated and, at the time of such surrender, all such unpaid dividends and distributions, together with any cash payment in lieu of a fractional share will be paid, without interest.

     For a discussion of the procedures that will be followed with respect to holders of BOX Common Stock who may be subject to the notification and reporting requirements of the HSR Act, see "-- Governmental Approvals" below.

CONDITIONS TO THE MERGER

     The respective obligations of the BOX, TCI Music and Acquisition Sub to effect the Merger are subject to the satisfaction of certain conditions, including (i) the Merger Agreement and the transactions contemplated by the Merger Agreement shall have been duly approved by the holders of BOX Voting Stock; (ii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any legal requirement that remains in effect and has the effect of making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting the transactions contemplated by the Merger Agreement and that could reasonably be expected to materially and adversely affect the value of the BOX; and (iii) the Registration Statement shall have become effective in accordance with the provisions of the Act and any necessary state securities law approvals shall have been obtained and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect.

     The obligations of the BOX to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of the following conditions: (i) the execution by TCI and TCI Music of the Amended Contribution Agreement and the execution by DMX and the TCI Affiliate of the Affiliation Agreement, providing, among other things, for the payment of the Annual TCI Payments to TCI Music or DMX in the aggregate amount of approximately $26.5 million; (ii) the Extension of TCI Music Note pursuant to which the maturity date of the TCI Music Note will be extended for a period not to exceed 18 months; (iii) the performance by TCI Music and Acquisition Sub, in all material respects, of their respective agreements in the Merger Agreement to be performed prior to the Effective Time and the accuracy of the representations and warranties of each of them in all material respects; (iv) the receipt by the BOX of an opinion of counsel to the effect that the Merger, when completed in accordance with the Merger Agreement, will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code or other evidence reasonably satisfactory to the BOX that the Merger will qualify for such treatment; and (v) no material adverse change in the financial condition, results of operations, assets, liabilities or business of TCI Music occurred since the date of the Merger Agreement. See "CONTROL BY TCI; ARRANGEMENTS BETWEEN TCI AND TCI MUSIC -- Amended Contribution Agreement,"
"-- Affiliation Agreement" and "-- Extension of TCI Music Note."

     The respective obligations of TCI Music and Acquisition Sub to consummate the transactions contemplated by the Merger Agreement are also subject to the satisfaction or waiver of the following conditions: (i) the performance by the BOX, in all material respects, of its agreements in the Merger Agreement to be performed by the Effective Time and the accuracy of the BOX's representations and warranties in all material respects; (ii) the BOX shareholders have not demanded appraisal rights in accordance with Sections 607.1301, 607.1302 and
607.1320 of the FBCA with respect to more than 15% of the issued and outstanding shares of BOX Voting Stock; (iii) receipt of all consents, orders or approvals of governmental

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entities and third parties, to the extent required to be obtained under the
Merger Agreement; and (iv) no material adverse change in the financial condition, results of operations, assets, liabilities or business of the BOX has occurred since the date of the Merger Agreement.

GOVERNMENTAL APPROVALS

     The consent of the Federal Communications Commission to the acquisition by TCI Music of an indirect interest in VJN LPTV Corp., a wholly-owned subsidiary of the BOX, which engages in the operation of low power television stations in the United States, must be obtained in connection with the consummation of the Merger. TCI Music and the BOX are not aware of any other governmental consents and governmental filings that must be obtained or made in connection with the consummation of the Merger (other than in connection with compliance with federal and state securities laws).

     Certain shareholders of the BOX may be individually subject to the notification and waiting-period requirements of the HSR Act if as a result of the Merger they will hold Music Series A Preferred Stock (or a combination of Music Series A Preferred Stock and other voting securities of TCI) having a value of more than $15 million. Determination of whether notification is required in a particular case will necessitate, among other things, consideration of potentially applicable exemptions and application of a jurisdictional test relating to such holder's revenue and assets. Persons whom the BOX and TCI Music expect to hold as a result of the Merger shares of Music Series A Preferred Stock (or a combination of Music Series A Preferred Stock and other voting securities of TCI Music or any of its affiliates) having a value in excess of $15 million will be required, as a precondition to receiving such shares, to provide TCI Music with evidence of compliance with the HSR Act, satisfactory in form and substance to TCI Music and its counsel. If necessary, TCI Music will deposit into escrow the shares of Music Series A Preferred Stock issuable to any shareholder obligated to file a pre-merger notification and report form under the HSR Act and will instruct the Exchange Agent to hold such shares pending the expiration or termination of the applicable waiting period.

COVENANTS

     The BOX has agreed to conduct, and to cause each of its subsidiaries to conduct, its business in the ordinary course and to use, and to cause each of its subsidiaries to use, its reasonable best efforts to preserve intact its present business organization, and to preserve its relationships with customers, suppliers and others having business dealings with it. The BOX has agreed that, except as required or permitted by the Merger Agreement or consented to in writing by TCI Music, it will not, and it will not permit any of its subsidiaries to, prior to the Effective Time, (i) sell or pledge or agree to sell or pledge any capital stock or other ownership interest in any of its subsidiaries, (ii) amend or propose to amend the BOX Charter or BOX Bylaws or the charter or bylaws of any of its subsidiaries, (iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, or other ownership interests in, the BOX or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution to shareholders of the BOX or any of its subsidiaries, (iv) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock of, or other ownership interests in, the BOX or any of its subsidiaries; (v) (a) issue, deliver or sell any shares of capital stock of, or other ownership interests in, the BOX or any of its subsidiaries, or any option, warrant or other right to acquire, or any security convertible into shares of capital stock of, or other ownership interests in, the BOX or any of its subsidiaries except as required or permitted by the Merger Agreement, (b) acquire, lease or dispose of any assets, other than in the ordinary course of business consistent with past practice, (c) create, assume or incur any indebtedness for borrowed money exceeding $200,000, other than indebtedness incurred to refinance outstanding indebtedness in an amount not exceeding the principal amount of the indebtedness being refinanced and indebtedness owed by the BOX to any of its subsidiaries or by way of such subsidiaries to the BOX or any other subsidiary of the BOX, (d) mortgage, pledge or subject to any lien any of its assets except to secure indebtedness permitted by the foregoing clause
(c) and certain other permitted liens described in the Merger Agreement or (e) enter into any other material transaction, in each case other than in the ordinary course of business consistent with past practice, (vi) make any payments with respect to any indebtedness of the BOX or any of its subsidiaries except for such payments that are scheduled to come due

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prior to the Effective Time, (vii) acquire any business or business organization or division thereof that is material, individually or in the aggregate to the BOX taken as a whole or (viii) agree to do any of the foregoing.

     The BOX further agreed that except as consented to in writing by TCI Music or required to comply with applicable law or existing company benefit plans it will not permit any of its subsidiaries to (i) adopt, terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee, (ii) increase in any manner the compensation or benefits of any director, officer or employee (except for normal increases in the ordinary course of business consistent with past practice),
(iii) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, (iv) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan (except for such actions made in the ordinary course of business consistent with past practice) or (v) agree to do any of the foregoing.

     The BOX has further agreed that it will not take, or agree to take, and will cause its subsidiaries not to take or agree to take, any actions that would
(i) make any representation or warranty of the BOX contained in the Merger Agreement untrue or incorrect so as to cause the condition with respect to the BOX's representations and warranties not to be fulfilled as of the Effective Time or (ii) result in any of the other conditions to the obligations of TCI, TCI Music and Acquisition Sub in the Merger Agreement not being satisfied as of the Effective Time.

NO SOLICITATION OF TRANSACTIONS

     The Merger Agreement provides that, subject to the fiduciary duties of the BOX Board, none of the BOX or any of its subsidiaries or any of their respective officers, directors, representatives or agents will take any action to initiate the submission of any Acquisition Proposal (defined below), enter into any agreement with respect to any Acquisition Proposal or participate in negotiations with, or provide information concerning, the BOX or its assets, liabilities or business to, any person in connection with any Acquisition Proposal.

     The BOX will promptly communicate to TCI Music any solicitation or inquiry received by the BOX and the terms of any proposal or inquiry that it may receive in respect of any Acquisition Proposal, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it. The BOX Board is not prohibited from (i) making any disclosure to the BOX's shareholders or (ii) responding to any unsolicited proposal or inquiry by advising the person making such proposal or inquiry of the terms of its obligations regarding an Acquisition Proposal. "Acquisition Proposal" is defined in the Merger Agreement to mean any proposed (i) merger, consolidation or similar transaction involving the BOX, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of all or any substantial part of the assets of the BOX or its subsidiaries, (iii) issue, sale or other disposition of securities representing 25% or more of the voting power of BOX Voting Stock or (iv) transaction in which any person proposes to acquire beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the outstanding BOX Voting Stock.

     Pursuant to the Voting Agreement, the Voting Shareholders, who collectively own approximately 56.4% of BOX Voting Stock, have agreed to vote all of their beneficially owned shares against any proposal that would in any way inhibit the timely consummation of the Merger and the other transactions contemplated by the Merger Agreement; thus any Acquisition Proposal described above (other than the Merger) could not be approved by a majority of the BOX shareholders.

CERTAIN PERSONNEL MATTERS

     The terms of the BOX Plan do not address the rights of option holders in the case of a merger such as the Merger. However, the BOX Stock Option Agreements provide, in most cases, that, in the case of a merger

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such as the Merger, all outstanding options automatically vest and are exercisable on the closing date of the merger and are exercisable in accordance with their terms. The terms of the BOX Director Option Agreements provide that the options must be exercised by the Effective Time or they will be canceled.

     Pursuant to the Merger Agreement, the BOX agreed to take all actions necessary to cause any outstanding stock options, warrants or other right to acquire any capital stock of the BOX to be canceled if not exercised prior to the Effective Time, except for shares of BOX Preferred Stock; provided, however, that the BOX will not pay or agree to pay or deliver any cash or other consideration to the holder of any such option, warrant or other right in consideration of the cancellation or termination thereof except as follows:

     - Offer to former employees of the BOX who hold options for an aggregate of 201,334 shares of BOX Common Stock and a former director who holds options for 45,000 shares of BOX Common Stock that, to the extent such employees and director exercise such options prior to the Effective Time, the shares of BOX Common Stock will be converted into Music Series A Preferred Stock at the Effective Time on the same basis as all other BOX Common Stock, but to the extent those options are not exercised prior to the Effective Time, they will expire at the Effective Time.

     - Offer to enter into agreements with current employees and one former employee of the BOX who hold an aggregate of 381,666 vested options exercisable for shares of BOX Common Stock at $2.00 per share and current directors of the BOX who hold an aggregate of 90,000 vested options exercisable at $1.75 per share which provide, at the Effective Time, their options will be canceled in exchange for options to purchase Series A Common Stock. Pursuant to such agreements, for each share of BOX Common Stock subject to options held by such option holders, the holders will receive options entitling them to purchase 0.214 shares of Series A Common Stock at the exercise price per share of $6.25. The new options will be issued under, and subject to, the provisions of the TCI Music, Inc. 1997 Stock Incentive Plan (the "1997 TCI Music Plan"). The new options will have the same vesting schedules as the existing BOX options (and credit toward vesting will be given for past service), but the new options will not be exercisable until expiration of the TCI Rights unless TCI Music is successful in having its Series A Common Stock, without the TCI Rights, quoted on Nasdaq. If any of those BOX options are exercised prior to the Effective Time, the shares of BOX Common Stock issued upon such exercise will be converted into Music Series A Preferred Stock on the same basis as all other BOX Common Stock.

     - Offer to pay to current employees at the Effective Time, in cancellation of 211,668 vested options exercisable for shares of BOX Common Stock at $1.00 per share, the sum of $0.50 cash per option share.

     - Offer to the BOX's current outside directors who hold vested options for an aggregate of 30,000 shares of BOX Common Stock, exercisable at $1.00 per share that such directors exercise those options prior to the Effective Time or they will expire at the Effective Time in accordance with their terms. Any shares of BOX Common Stock issued upon such exercise will be converted to Music Series A Preferred Stock at the Effective Time on the same basis as all other BOX Common Stock.

     - Offer to current employees of the BOX who hold non-vested options for 303,334 shares of BOX Common Stock that such employees exercise those options before the Effective Time or such options will be canceled.

     Pursuant to the Merger Agreement, each employee of the Surviving Corporation who was an employee of the BOX immediately prior to the Effective Time, to the extent permitted by TCI Music's employee benefit plans (as defined in Section 3(b) of ERISA) (i) will receive credit for past service with the BOX for purposes of eligibility and vesting under the Surviving Corporation's employee benefit plans (as defined in Section 3(3) of ERISA) to the extent such service was credited under the BOX benefit plans on the date of the Closing,
(ii) will not be subject to any waiting periods or limitations on benefits for pre-existing conditions under the Surviving Corporation's employee benefit plans, including any group health and disability plans, except to the extent such employees were subject to such limitations under the BOX benefit plans and
(iii) will receive credit for past service with the BOX for purposes of eligibility and vesting under the Surviving Corporation's

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plans and policies with respect to seniority benefits, including vacation and sick leave. Current employees of the BOX who continue as employees of TCI Music will be considered for the grant of options under the 1997 TCI Music Plan on the same basis as employees of TCI Music and its subsidiaries.

INDEMNIFICATION

     The Merger Agreement provides that after the Effective Time TCI Music will cause the Surviving Corporation to indemnify, defend and hold harmless, and, should the Surviving Corporation fail or be unable to do so, TCI Music will indemnify, defend and hold harmless the officers and directors of the BOX to the fullest extent permitted by applicable law, the BOX Charter, the BOX Bylaws and the BOX Indemnification Agreements. See "THE MERGER--Interests of Certain Persons in the Merger."

TERMINATION; AMENDMENT AND WAIVER

     The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval by the BOX's shareholders, (i) by mutual consent of the BOX Board and the TCI Music Board,
(ii) by either the BOX or TCI Music (A) if the Merger has not been consummated on or before July 11, 1998, so long as the party seeking to terminate the Merger Agreement has not breached its obligations under the Merger Agreement in any material respect as of the time such party gives notice of its election to terminate the Merger Agreement and, if the BOX is the terminating party, so long as none of the Voting Shareholders is in breach of any obligations under the Voting Agreement as of the time the BOX gives notice of its election to terminate the Merger Agreement, or (B) if the shareholders of the BOX shall not have approved and adopted the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement at the Special Meeting, (iii) by the BOX, provided the BOX is not in breach of any of its obligations thereunder in any material respect and none of the Voting Shareholders is in breach of any obligations under the Voting Agreement, in each case as of the time that the BOX gives notice of its election to terminate the Merger Agreement, if any of the conditions to its obligations to consummate the Merger have not been satisfied or waived at such time as such condition is no longer capable of satisfaction,
(iv) by the BOX, provided the BOX is not, in any material respect, in breach of any of its obligations not to solicit any Acquisition Proposal or any other provision of the Merger Agreement and none of the Voting Shareholders is in breach of any obligations under the Voting Agreement, in each case as of the time that the BOX gives notice of its election to terminate the Merger Agreement, if the BOX is presented with an unsolicited Acquisition Proposal that, taking into account all relevant factors (including the nature and amount of consideration to the BOX shareholders and the certainty of, and time requirement for, completion of the transactions proposed in such Acquisition Proposal), is more favorable to the BOX's shareholders from a financial point of view than the transactions contemplated by the Merger Agreement, or (v) by TCI Music, provided TCI Music and Acquisition Sub have not breached any of their obligations thereunder in any material respect, if any of the conditions to their obligations to consummate the Merger have not been satisfied or waived at such time as such condition is no longer capable of satisfaction. See
"-- Conditions to the Merger."

     In the event of termination of the Merger Agreement by either the BOX or TCI Music as provided above, the Merger Agreement will become void and (except for the willful breach of the Merger Agreement by any party to the Merger Agreement) there will be no liability or obligation on the part of any of the BOX, TCI Music or Acquisition Sub, other than as provided by the BOX Services Agreement. See "THE MERGER -- Background of the Merger."

     The BOX, TCI Music and Acquisition Sub may amend the Merger Agreement in writing by or pursuant to action taken by all of their respective boards of directors, at any time before or after approval by the shareholders of the BOX of the Merger Agreement and prior to the Effective Time, but after such approval by the shareholders of the BOX, no amendment may be made that alters the indemnification provisions of the Merger Agreement, changes the ratio at which BOX Common Stock is to be converted into Music Series A

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Preferred Stock, or changes, in any way adverse to such shareholders, the terms of the Music Series A Preferred Stock, or that in any other way materially adversely affects the rights of such shareholders, without the further approval of such shareholders. At any time prior to the Effective Time, the BOX, TCI Music and Acquisition Sub, by or pursuant to action taken by their respective boards of directors, may agree to extend the time specified in the Merger Agreement for performance of any of the obligations or other acts of the other parties to the Merger Agreement, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or waive compliance with any of the agreements or conditions contained in the Merger Agreement.

CERTAIN RESTRICTIONS ON RESALE OF MUSIC SERIES A PREFERRED STOCK

     The issuance of all shares of Music Series A Preferred Stock issuable in the Merger will be registered under the Act and such shares will be freely transferable, except that any such shares received by persons who are deemed "affiliates" (as such term is defined for purposes of Rule 145 under the Act) of the BOX prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Act (or Rule 144 in the case of such persons who become affiliates of TCI) or as otherwise permitted under the Act. Persons who may be deemed to be affiliates of the BOX generally include individuals or entities that control, are controlled by, or are under common control with, the BOX and may include certain officers and directors of the BOX as well as principal shareholders of the BOX.

EXPENSES

     The Merger Agreement provides that each party will pay its own costs and expenses in connection with the transactions contemplated by the Merger Agreement.

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